# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EON RESOURCES INC., CIK 0001842556
CUSIP: 40472A102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3730 KIRBY DRIVE, SUITE 1200, HOUSTON, Texas (TX), 77098
Date of event which requires filing of this statement: 09/29/2025
Filed by CIK 0002001635
Persons authorized to receive notices and communications: Kirk Pogoloff, c/o Pogo Royalty, LLC, 3879 Maple Avenue, Suite 400, Dallas, Texas (TX), 75219, (214) 871-6812; Bryan Henderson, Baker Botts L.L.P., 2001 Ross Avenue, Suite 900, Dallas, Texas (TX), 75201, (214) 953-6744

## Reporting persons
- Pogo Royalty, LLC (CIK 0002001635): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (4.55% of the class)
  Comment: For Boxes 8, 10 and 11, Pogo Royalty, LLC, a Texas limited liability company ("Pogo Royalty"), directly holds 2,000,000 shares of Class A common stock, $0.0001 par value per share (the "Class A Common Stock"), of EON Resources Inc., a Delaware corporation (the "Issuer") (such shares of Class A Common Stock, the "Reported Securities").
  
  For Box 13, calculated based on a total of 43,991,721 shares of common stock outstanding as of September 29, 2025, as reported on the Supplement to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "Commission") on September 29, 2025.
- CIC Pogo LP (CIK 0002001871): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (4.55% of the class)
  Comment: For Boxes 8, 10 and 11, CIC Pogo LP, a Delaware limited partnership ("CIC Pogo"), is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote to Boxes 8, 10 and 11 on Page 1 above). Therefore, CIC Pogo may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC Pogo is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any other purpose.
  
  For Box 13, calculated based on a total of 43,991,721 shares of common stock outstanding as of September 29, 2025, as reported on the Supplement to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Commission on September 29, 2025.
- CIC IV GP LLC (CIK 0002001810): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (4.55% of the class)
  Comment: For Boxes 8, 10 and 11, CIC IV GP LLC, a Delaware limited liability company ("CIC GP"), is the general partner of CIC Pogo, which is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote to Boxes 8, 10 and 11 on Page 1 above). Therefore, CIC GP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC GP is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
  
  For Box 13, calculated based on a total of 43,991,721 shares of common stock outstanding as of September 29, 2025, as reported on the Supplement to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Commission on September 29, 2025.
- CIC Partners Firm LP (CIK 0002001877): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (4.55% of the class)
  Comment: For Boxes 8, 10 and 11, CIC Partners Firm LP, a Delaware limited partnership ("CIC Firm LP"), is the sole member of CIC GP, which is the general partner of CIC Pogo, which is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote to Boxes 8, 10 and 11 on Page 1 above). Therefore, CIC Firm LP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC Firm LP is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
  
  For Box 13, calculated based on a total of 43,991,721 shares of common stock outstanding as of September 29, 2025, as reported on the Supplement to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Commission on September 29, 2025.
- CIC Partners Firm GP LLC (CIK 0002001872): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (4.55% of the class)
  Comment: For Boxes 8, 10 and 11, CIC Partners Firm GP LLC, a Delaware limited liability company ("CIC Firm GP"), is the general partner of Firm LP, which is the sole member of CIC GP, which is the general partner of CIC Pogo, which is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote to Boxes 8, 10 and 11 on Page 1 above). Therefore, CIC Firm GP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC Firm GP is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
  
  For Box 13, calculated based on a total of 43,991,721 shares of common stock outstanding as of September 29, 2025, as reported on the Supplement to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Commission on September 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: EON RESOURCES INC.
Address of issuer's principal executive offices: 3730 KIRBY DRIVE, SUITE 1200, HOUSTON, Texas (TX), 77098
Comment:
This Amendment No. 5 ("Schedule 13D Amendment No. 5") to Schedule 13D is filed jointly by Pogo Royalty, LLC, a Texas limited liability company ("Pogo Royalty"), CIC Pogo LP, a Delaware limited partnership ("CIC Pogo"), CIC IV GP LLC, a Delaware limited liability company ("CIC GP"), CIC Partners Firm LP, a Delaware limited partnership ("CIC Firm LP"), and CIC Partners Firm GP LLC, a Delaware limited liability company ("CIC Firm GP", and, together with Pogo Royalty, CIC Pogo, CIC GP and CIC Firm LP the "Reporting Persons") with respect to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of EON Resources Inc., a Delaware corporation (the "Issuer"), pursuant to their Joint Filing Agreement dated as of November 24, 2023. This Schedule 13D Amendment No. 5 hereby amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on November 24, 2023 (as amended to date, this "Schedule 13D"). Except as specifically set forth herein, this Schedule 13D Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Schedule 13D Amendment No. 5 have the meanings assigned thereto in the Schedule 13D.

This Schedule 13D Amendment No. 5 is not being filed in connection with the acquisition or disposition of any Class A Common Stock by the Reporting Persons, but rather to update the number of shares of Class A Common Stock of the Issuer as reported by the Issuer on its Supplement to its Definitive Proxy Statement on Schedule 14A filed with the Commission on September 29, 2025.

As a result of the issuance of additional shares of Class A Common Stock by the Issuer to persons other than the Reporting Persons, the Reporting Persons now own less than 5% of the Class A Common Stock. Accordingly, the filing of this Schedule 13D Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented to include the following information.

On September 29, 2025, the Issuer filed a Supplement to the Issuer's Definitive Proxy Statement on Schedule 14A with the Securities and Exchange Commission (the "Commission"), disclosing an increase in the number of Class A Common Stock outstanding. As a result of the increase of an additional number of shares of Class A Common Stock outstanding, the percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons decreased below five percent.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows.

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The information relating to the beneficial ownership of the Class A Common Stock as of September 29, 2025, by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. As of September 29, 2025, the Reporting Persons beneficially owned 2,000,000 shares of Class A Common Stock of the Issuer. Such number of shares represents 4.55% of the shares of Class A Common Stock outstanding based on a total of 43,991,721 shares of Class A Common Stock as of September 29, 2025, as reported on the Supplement to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Commission on September 29, 2025.

Pogo Royalty directly holds 2,000,000 shares of Class A Common Stock (such shares of Class A Common Stock, the "Reported Securities"). CIC Pogo, in its capacity as the controlling member of Pogo Royalty, has the ability to direct the management of Pogo Royalty's business regarding the vote and disposition of securities held by Pogo Royalty; therefore for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), CIC Pogo may be deemed to have indirect beneficial ownership of the Reported Securities owned by Pogo Royalty. CIC GP, in its capacity as general partner of CIC Pogo, has the ability to direct the management of CIC Pogo's business regarding the vote and disposition of securities held by Pogo Royalty; therefore for the purposes of Rule 13d-3 promulgated under the Exchange Act, CIC GP may be deemed to have indirect beneficial ownership of the Reported Securities owned by Pogo Royalty. CIC Firm LP, in its capacity as sole member of CIC GP, has the ability to direct the management of CIC GP's business regarding the vote and disposition of securities held by Pogo Royalty; therefore for the purposes of Rule 13d-3 promulgated under the Exchange Act, CIC Firm LP may be deemed to have indirect beneficial ownership of the Reported Securities owned by Pogo Royalty. CIC Firm GP, in its capacity as general partner of CIC Firm LP, has the ability to direct the management of CIC Firm LP's business regarding the vote and disposition of securities held by Pogo Royalty; therefore for the purposes of Rule 13d-3 promulgated under the Exchange Act, CIC Firm GP may be deemed to have indirect beneficial ownership of the Reported Securities owned by Pogo Royalty.

The filing of this statement shall not be construed as an admission by any Reporting Person that such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: There have been no transactions in the Class A Common Stock by the Reporting Persons that were effected since the filing of the most recent amendment to the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported on this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 29, 2025, as a result of the issuance of additional shares of Class A Common Stock by the Issuer to persons other than the Reporting Persons, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Class A Common Stock. The filing of this Schedule 13D Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Signatures
- Pogo Royalty, LLC: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (10/07/2025)
- CIC Pogo LP: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (10/07/2025)
- CIC IV GP LLC: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (10/07/2025)
- CIC Partners Firm LP: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (10/07/2025)
- CIC Partners Firm GP LLC: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (10/07/2025)